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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B_25

                           NOTIFICATION OF LATE FILING
                                 SEC FILE NUMBER
                                     0-12185

                             CUSIP NUMBER 238215107

(Check One):
[x]Form 10_KSB [ ] Form 20_F [ ] Form 11_K [ ] Form 10_Q [ ] Form N_SAR For Period Ended: December 31, 2000

         [ ] Transition Report on Form 10_K
         [ ] Transition Report on Form 20_F
         [ ] Transition Report on Form 11_K
         [ ] Transition Report on Form 10_Q
         [ ] Transition Report on Form N_SAR
         For the Transition Period Ended: _______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _____________________________

PART I _ REGISTRANT INFORMATION

DAUGHERTY RESOURCES INC.
------------------------
Full Name of Registrant


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Former Name if Applicable

120 Prosperous Place, Suite 201
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Address of Principal Executive Office (Street and Number)

Lexington, KY 40509-1844
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City, State and Zip Code

PART II _ RULES 12b_25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b_25(b), the following should be completed (Check box if appropriate).


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/x/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/x/ (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b_25(c) has been attached if applicable.

PART III _ NARRATIVE

State below in reasonable detail why the Form 10_KSB, 11_K, 10_Q, N_SAR, or the transition report or portion thereof, could not be filed within the prescribed time period (Attach Extra Sheets If Needed).

The Form 10-KSB could not be filed within the prescribed time period due to unforeseen delays arising in its preparation. The year-end audit was delayed and, although the audit will be completed in the prescribed time period, information could not be integrated from the financial statements into the body of the Form 10-KSB within the prescribed time period.

PART IV _ OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

William Daugherty                      859              263-3948
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(Name)                              (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(D) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
[x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for that last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.
[ ] Yes [x] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

Daugherty Resources Inc.
--------------------------------------------
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   March 29, 2001              By /s/William S. Daugherty
                                    William S. Daugherty, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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GENERAL INSTRUCTIONS:

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0.3 of the General Rules and Regulations of the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form l2b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.